UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-05017	                                  October 31,
2019

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Ivy Variable Insurance Portfolios
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4. Address of principal executive office
(number,street,city,state,zip code):

6300 Lamar Avenue, Overland Park, KS 66201

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January 30, 2020
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated January 30, 2020, on our examination of the investment portfolios of Ivy VIP Pathfinder Aggressive, Ivy VIP Pathfinder Conservative, Ivy VIP Pathfinder Moderate, Ivy VIP Pathfinder Moderately Aggressive, Ivy VIP Pathfinder Moderately Conservative, Ivy VIP Pathfinder Moderate Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive Managed Volatility, and Ivy VIP Pathfinder Moderately Conservative Managed Volatility, eight of the series of Ivy Variable Insurance Portfolios, as of the close of business on October 31, 2019.
Very truly yours,


Samuel J. Mulliner
Partner


INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of Ivy Variable Insurance Portfolios:
We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940, that
Ivy VIP Pathfinder Aggressive, Ivy VIP Pathfinder
Conservative, Ivy VIP Pathfinder Moderate, Ivy VIP Pathfinder
Moderately Aggressive, Ivy VIP Pathfinder Moderately
Conservative, Ivy VIP Pathfinder Moderate Managed
Volatility, Ivy VIP Pathfinder Moderately Aggressive Managed
Volatility, and Ivy VIP Pathfinder Moderately Conservative
Managed Volatility, eight of the series comprising Ivy
Variable Insurance Portfolios (the "Funds"), maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell & Reed
Services Company (WRSCO), a registered transfer agent under
Section 17A of the Securities Exchange Act of 1934 (the
"specified requirements"), as of October 31, 2019. The Funds management is responsible for its assertion. Our
responsibility is to express an opinion on management's
assertion about the Funds' compliance with the specified
requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified
Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures to
obtain evidence about management's assertion. The nature,
timing, and extent of the procedures selected depend on our
judgement, including an assessment of the risks of material
misstatement of management's assertion, whether due to fraud or error. Included among our procedures were the following
tests performed as of October 31, 2019, and with respect to
agreement of security purchases and sales, for the period from
July 31, 2019 (the date of our last examination) through
October 31, 2019:
*	Confirmation of all securities held by WRSCO, in book entry
form
*	Reconciliation of all such securities to the books and records of the Funds and WRSCO
*	Agreement of 10 security purchases and 10 security sales from the books and records of the Funds to the book-entry system of WRSCO and the cash records of the custodian.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell &
Reed Services Company as of October 31, 2019, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Ivy Variable Insurance
Portfolios and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

Kansas City, Missouri
January 30, 2020


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
The Ivy VIP Pathfinder Aggressive, Ivy VIP Pathfinder Conservative, Ivy VIP Pathfinder Moderate, Ivy VIP Pathfinder Moderately Aggressive, Ivy VIP Pathfinder Moderately Conservative, Ivy VIP Pathfinder Moderate Managed
Volatility, Ivy VIP Pathfinder Moderately Aggressive Managed Volatility, and Ivy VIP Pathfinder Moderately Conservative Managed Volatility (the "Funds"), eight of the series comprising Ivy Variable Insurance Portfolios, are organized as fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Funds are applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Funds have agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purpose of holding these uncertificated shares. The Funds buy and sell shares of underlying Ivy Variable Insurance Portfolios ("Ivy VIP Funds").
We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Funds maintained the uncertificated shares of Ivy VIP Funds with WRSCO, a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of October 31, 2019, and for the period from July 31, 2019 through October 31, 2019, with respect to securities reflected in the investment accounts of the Funds.

Ivy Variable Insurance Portfolios

By:
/s/ Philip J. Sanders
Philip J. Sanders, President

By:
/s/ Joseph W. Kauten
Joseph W. Kauten, Senior Vice President & Treasurer